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VIA EDGAR TRANSMISSION, FACSIMILE AND FEDERAL EXPRESS	File No. 037418-0007

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Attorney-Advisor
Vanessa Robertson, Staff Accountant
Lisa Vanjoske, Staff Accountant

Re:	Novacea, Inc.
Amendment No. 1 to Registration Statement on Form S-1
filed March 28, 2006
File No. 333-131741

Ladies and Gentlemen:

On behalf of Novacea, Inc. (“Novacea” or the “Company”), we confirm receipt of the letter dated April 11, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Novacea, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Novacea’s responses follow the Staff’s comments set forth below.

Simultaneously with the filing of this letter, Novacea is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates Novacea’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 2, which is specifically marked to show changes made to the Registration Statement, are being submitted to the Staff via overnight courier.

United States Securities and Exchange Commission

April 14, 2006

Use of Proceeds - page 30

1.	We note your response to comment 11 and your revised disclosure. However, we are reissuing our prior comment. Expand the discussion to provide an estimate of the amounts you anticipate using for the research related to each potential product and the stage of development you expect to achieve with these proceeds. To the extent that you expect to need additional funding or that you expect to use funding from other sources, please disclose this information and estimate these amounts. To the extent that the amounts required or the stages of development you expect to achieve may change based on variables that are currently unknown, provide your current estimates and explain the unknown variables and how these variables will affect your estimate.

Novacea acknowledges the Staff’s comment and has revised its disclosure to include specific information on the anticipated use of proceeds for each of Novacea’s lead product candidates, DN-101, vinorelbine oral and AQ4N, as well as certain other identified uses and the stage of development Novacea expects to achieve with such proceeds. The “Use of Proceeds” section allocates $60.0 million of the estimated $67.8 million net proceeds to specific purposes, and the remainder of the net proceeds for general corporate purposes, including capital expenditures and working capital. The actual amount of the net proceeds to be allocated toward general corporate purposes will depend on the size of the offering.

In addition, Novacea has revised its disclosure to provide information regarding dates through which it estimates funding clinical development of each of its lead product candidates. Novacea has also revised its disclosure to provide factors affecting the amount and timing of Novacea’s actual expenditures. Novacea believes that these revisions, when coupled with the risk factor disclosure in Amendment No. 2 entitled “We will require substantial additional funding which may not be available to us on acceptable terms, or at all,” provides prospective investors with the material information necessary to understand the factors that will determine Novacea’s need for additional funding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Critical Accounting Policies, page 36

2.	We note your response to comment 13 and your revised disclosures. Please expand your research and development costs disclosure to address the impacts that changes in these estimates have had in the periods presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in the assumptions used.

Novacea acknowledges the Staff’s comment and has revised its disclosure to include expanded disclosure regarding research and development costs and the impacts of changes in estimates over the periods presented. Novacea has also included a discussion of the sensitivity of these estimates to reasonably possible changes in the assumptions used to determine such estimates.

United States Securities and Exchange Commission

April 14, 2006

Obligations and Commitments – page 41

3.	We note your response to comments 14 and 17. However, our comments are reissued. Please revise your disclosure to disclose the aggregate amount of potential milestone payments and the amounts paid to date for each agreement, including agreements where you may be required to make milestone payments and agreements where you may be entitled to receive milestone payments. We note that you have requested confidential treatment for some of the requested information. We are willing to grant requests for confidential treatment of individual milestone payments only if the aggregate amount of potential payments is disclosed in your registration statement.

Novacea acknowledges the Staff’s comment and has revised its disclosure to provide expanded disclosure regarding the aggregate amount of potential milestone payments under each of Novacea’s material license agreements.

4.	We note your response to comment 16 and are reissuing the comment. Please disclose when the latest to expire patent is scheduled to expire. To the extent that you are concerned that additional information is necessary to clarify that future events, such as additional patent grants or future commercial sales, will extend the duration of the agreement, please include this information.

Novacea acknowledges the Staff’s comment and has revised its disclosure to provide expanded disclosure regarding the last-to-expire of each of Novacea’s material license agreements. Where appropriate, Novacea has provided additional information necessary to clarify that future events may extend the duration of its license agreements in certain circumstances.

Financial Statements

Notes to Financial Statements

Note 6, Licensed Technology, page F-18

5.	We note your response to comment 20 and your revised disclosure. Despite a confidential treatment request, disclosures required by GAAP must be made. If the payments are reasonably possible you should disclose the aggregate amount and key events that would trigger payment. Refer to FAS 5. Furthermore, in the table of obligations on page 43 please include a discussion of why you are unable to estimate the timing of payments within the notes to the table.

Novacea acknowledges the Staff’s comment and has revised its disclosure to provide expanded disclosure regarding the aggregate amount of potential milestone payments under Novacea’s material license agreements and the key events that might obligate Novacea to make such payments. In addition, Novacea has revised the table appearing on page 45 to include a discussion of why it is unable to estimate the specific timing of payments.

United States Securities and Exchange Commission

April 14, 2006

Note 7 – Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock

Stock Option Plan, page F-21

6.	We note the supplemental information provided in response to comment 22 regarding management’s pricing of stock option grants. Please be aware that we may have additional comments upon finalization of price range.

Novacea acknowledges the Staff’s comment and confirms that the price range included in Amendment No. 2 is consistent with the supplemental information previously provided.

*      *      *      *

Novacea respectfully advises the Staff that Novacea currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2 to the Registration Statement, and plans to commence its road show as soon thereafter as practicable. In light of Novacea’s desired schedule, Novacea would very much appreciate the Staff’s prompt review of Amendment No. 2 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3091 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,

/s/ Gregory T. Kerber

Gregory T. Kerber

of Latham & Watkins LLP

Enclosures

cc:	Bradford S. Goodwin, Novacea, Inc.

Edward C. Albini, Novacea, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emmeline L. Graham, Davis Polk & Wardwell LLP

Peter M. Lamb, Davis Polk & Wardwell LLP